PW

RECEIVED MAR 1 8 2011 WASH. D.C. 211 SECTION PROCESSING

11019204

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 66396

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ehrenberg Chesler Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7373 Broadway, Ste #108
(No. and Street)

San Antonio	Texas	78209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Britts & Associates, LLP
(Name – *if individual, state last, first, middle name*)

3201 Cherry Ridge #A104,	San Antonio,	TX	78230
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Chesler, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ehrenberg Chesler Securities, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any propriety interest in any account classified solely as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

SHALON COVARRUBIAS
NOTARY PUBLIC
STATE OF TEXAS
My Comm. Exp. 06-26-2012

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of the filing, see section 240.17a-5(e)(3).*

EHRENBERG CHESLER SECURITIES, INC.

AUDITED FINANCIAL STATEMENTS

AND SUPPLEMENTAL INFORMATION

December 31, 2010

Britts & Associates, LLP
(A Registered Limited Liability Partnership)
Certified Public Accountants
San Antonio, Texas

EHRENBERG CHESLER SECURITIES, INC.

TABLE OF CONTENTS

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ehrenberg Chesler Securities, Inc.
San Antonio, Texas

We have audited the accompanying balance sheet of Ehrenberg Chesler Securities, Inc. (ECS) (a Texas corporation) as of December 31, 2010, and the related statements of earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that the Company is filing pursuant to rule 17a-5, Reports to Be Made by Certain Brokers and Dealers, under the Securities and Exchange Commission Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ehrenberg Chesler Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental information, as listed in the Table of Contents, is presented for purposes of additional analysis and is not a required part of the basic financial statements; however, it is supplemental information required pursuant to rules 17a-5 and 15c3-1 under the Security and Exchange

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104
www.cpasatx.com

Commission Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Ehrenberg Chesler Securities, Inc. internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) dated February 4, 2011 and expressed an unqualified opinion.

Britts & Associates, LLP

Britts & Associates, LLP
February 4, 2011

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Ehrenberg Chesler Securities, Inc.
San Antonio, TX

We have audited Ehrenberg Chesler Securities, Inc.'s internal control over financial reporting as of December 31, 2010 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Ehrenberg Chesler Securities, Inc.'s management is responsible for maintaining effective internal control over financial reporting. Our responsibility is to express an opinion on Ehrenberg Chesler Securities Inc.'s internal control over financial reporting based on our audit.

Our audit was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of the internal control over financial reporting, testing, and evaluating design and operating effectiveness of the internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with the authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104
www.cpasatx.com

Because of its inherent limitations, internal control over financial reporting may not prevent or detect and correct misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Ehrenberg Chesler Securities, Inc. maintained, in all material respects, effective internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the balance sheet of Ehrenberg Chesler Securities, Inc. (ECS) (a Texas corporation) as of December 31, 2010, and the related statements of earnings, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended of Ehrenberg Chesler Securities, Inc. and our report dated February 4, 2011 expressed an unqualified opinion.

Britts & Associates, LLP

Britts & Associates, LLP

San Antonio, TX 78230

February 4, 2010

3201 Cherry Ridge, Suite A104
San Antonio, Texas 78230
(210)735-9101 Fax (210)735-9104

Ehrenberg Chesler Securities, Inc.
BALANCE SHEET
December 31, 2010

ASSETS

CURRENT ASSETS:		
Cash in bank (including interest bearing accounts)	$	83,863
Accounts receivable (net of allowance for doubtful account of $50,000)		45,545
Prepaid expenses		24,334
Total current assets		153,742
PROPERTY AND EQUIPMENT:		
Furniture and fixtures		9,054
Less accumulated depreciation		(5,169)
		3,885
	$	157,627

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:		
Accounts payable	$	11,169
Federal income taxes payable: - **Note C**		
Current		2,691
Deferred		5,000
Total current liabilities		18,860
LONG-TERM LIABILITIES		
Deferred income taxes long-term - **Note C**		4,000
Total long-term liabilities		4,000
STOCKHOLDER'S EQUITY:		
Common stock, $1 par; 100,000,000 shares authorized; 1,000 shares issued and outstanding		1,000
Additional paid in capital		11,100
Retained earnings		122,667
Total stockholders' equity		134,767
	$	157,627

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF OPERATIONS
For the year ended December 31, 2010

Revenue	$	400,392
Operating expenses		324,635
Earnings (loss) from operations		75,757
Other income:		
Interest income		162
Reimbursement revenue		1,280
		1,442
Earnings (loss) before income taxes		77,199
Income tax		
Current federal tax (expense) benefit		23,160
Deferred Tax (expense) benefit		(12,469)
Income Tax Net		10,691
NET INCOME	$	66,508

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2010

	Common Stock Shares	Common Stock Amount	Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2009	1,000	$ 1,000	$11,100	$ 56,159	$ 68,259
Net earnings (loss)	-	-	-	66,508	66,508
Balance - December 31, 2010	1,000	$ 1,000	$11,100	$122,667	$ 134,767

The accompanying notes are an integral part of these financial statements.

Ehrenberg Chesler Securities, Inc.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	66,508
Adjustments to reconcile net earnings		
to net cash provided by operating activities:		
Depreciation expense		1,037
(Increase) decrease in:		
Accounts receivable		(45,545)
Prepaid expenses		(4,388)
Increase (decrease) in:		
Accounts payable		(4,061)
Federal income tax payable		2,691
Provision for deferred taxes		4,000
Total adjustments		(46,266)
NET CASH PROVIDED BY OPERATING ACTIVITIES		20,242
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of property and equipment		(3,150.00)
NET CASH FLOWS USED BY INVESTING ACTIVITIES		(3,150.00)
NET INCREASE IN CASH		17,092
Cash - beginning of year		62,771
Cash - end of year	**$**	**79,863**

The accompanying notes are an integral part of these financial statements.

SUPPLEMENTAL INFORMATION

Ehrenberg Chesler Securities, Inc.
Notes to the Financial Statements
December 31, 2010

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The summary of significant accounting policies of Ehrenberg Chesler Securities, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Operations

Ehrenberg Chesler Securities, Inc. (the Company) is a Broker/Dealer, as defined by the Financial Industry Regulatory Authority (FINRA). Pursuant to its registration with the FINRA, the Company focuses on three types of business: 1) the sale of direct participation programs in primary distributions; 2) private placements of securities; and 3) other securities business comprised mainly of merger and acquisition advisory services.

Revenue Recognition

Under routine contracts, the Company recognizes revenue on engagements when a subscription is actually sold. Certain revenues can be recognized prior to the subscription sale under contracts that specify a non-refundable retainer upon the acceptance of an engagement or a fee equal to an agreed-upon percentage of the gross proceeds. The terms of an engagement grant the Company the exclusive right to act on behalf of the client for a period ranging from 90 to 120 days from the date the engagement letter is executed.

Allowance for Doubtful Accounts

The Company recorded a provision for bad debt expense due to a dispute over a $90,000 actual balance. The Company estimates that after mediation, the Company will recover $40,000 after attorney's fees. All other accounts are considered collectible.

Cash Equivalents

For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments, with original maturities of three months or less when purchased, to be cash equivalents.

NOTE A – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value

Cash, accounts receivable, and accounts payable approximate fair value because of their short maturities (generally less than ninety days).

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of federal and state income taxes currently due plus deferred income taxes. Deferred income taxes are the result of the use of the cash basis of accounting for income tax purposes, as opposed to the accrual basis of accounting for financial statement purposes.

Depreciation

Property and equipment are stated at cost. The estimated useful life of equipment and furniture ranges from 5-7 years.

Depreciation is computed using the straight-line method over the estimated useful life for financial reporting purposes. For tax return purposes the Company uses MACRS over the useful life of the assets. Book depreciation expense for the year ended December 31, 2010, was $ 1,037.

Use of Estimates

Management of the Company makes estimates and assumptions relating to the reporting of assets and liabilities to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE B – CONCENTRATION OF CREDIT RISK

The Company maintains its cash in bank deposit accounts at high credit quality financial institutions. The cash balance never exceeded the FDIC's insurance limits of $250,000 from January 1st through December 31, 2010.

The Company does not require collateral from its customers.

NOTE C – DEFERRED INCOME TAXES

The Company uses accounting methods that recognize depreciation sooner for income tax purposes than for financial statement reporting. As a result, the basis of property and equipment for financial reporting exceeds its tax basis by the cumulative amount that accelerated depreciation exceeds straight-line depreciation. Deferred income taxes have been recorded for the excess, which will be taxable in future periods through reduced depreciation deductions for tax purposes. Also, for income tax reporting, the company reports its revenue and expenses on the cash basis of accounting. As a result, net income for financial reporting differs from tax by the net differences between trade accounts receivables, prepaid expenses, and trade payables. Deferred income taxes have been recorded for these timing differences.

The (provision) benefit for income taxes consists of the following components:

	2010
Current	$23,160
Deferred	(12,469)
	$10,691

NOTE D – NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1; and prohibits a broker-dealer from engaging in securities transactions when its net capital falls below minimum requirements as defined by the rule. The Company's ratio of aggregate indebtedness to net capital was .0 to 1. At December 31, 2010, the Company had net capital of $109,239, which was $104,239 in excess of its required net capital of $5,000.

NOTE F – AVAILABILITY OF ANNUAL AUDIT REPORT

Pursuant to rule 17a-5 of the SEC, the Company's statement of financial condition as of December 31, 2010, is available for examination at the office of the Company in San Antonio, Texas and the SEC in Ft. Worth, Texas.

NOTE H – SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 4, 2011, the date which the financial statements were available to be issued.

SUPPLEMENTAL INFORMATION

Ehrenberg Chesler Securities, Inc.
SCHEDULE OF OPERATING EXPENSES
For the year ended December 31, 2010

Bank charges	49
Broker commission	223,865
Contributions	6,250
Depreciation	1,037
Dues and subscriptions	1,651
Meals	1,680
Office supplies	2,356
Parking	60
Postage and delivery	205
Printing and reproduction	1,621
Professional development	150
Professional fees	20,677
Provision for bad debts	50,000
Registration fees	4,067
Rent	3,336
Repairs and maintenance	838
Telecommunications	871
Third party service	56
Travel	3,486
Utilities	2,380
	$ 324,635

See Independednt Registered Accountants' Report.

Ehrenberg Chesler Securities, Inc.
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the year ended December 31, 2010

Balance at December 31, 2009	$ -
Current year changes:	
Increases	-
Decreases	-
Net change for the year	-
Balance at December 31, 2010	**$ -**

The accompanying notes are See Independent Registered Accountants' Report..

Ehrenberg Chesler Securities, Inc.
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1
December 31, 2010

Total stockholder's equity for net capital	$	134,767
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Total capital and allowable subordinated liabilities		134,767
Deductions and/or charges:		
Non-allowable assets		(28,219)
Total deductions and/or charges		(28,219)
NET CAPITAL	$	106,548
Aggregate indebtedness:		
Accrued expenses		-
Total aggregate indebtedness	$	-
Computation of basic net capital requirement:		
Minimum net capital required (greater of $5,000 or 6 2/3% of aggregate indebtedness)	$	5,000
Net capital in excess of minimum requirement	$	101,548
Ratio of aggregate indebtedness to net capital		0 to 1

See Independent Registered Public Accountants' Report.

Ehrenberg Chesler Securities, Inc.
Reconciliation of Net Capital Per Computation on Audited Supplemental Information to Amount Reported On Form X-17A-5
December 31, 2010

Net capital reported on form X-17A-5	$	106,548
Adjustments		-
Net capital reported on audited supplemental information	$	106,548

No material differences exist between Audited Net Capital and amounts reported on form X-17A-5.

See Independent Registered Public Accountants' Report.

Britts & Associates L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS
A Registered Limited Liability Partnership

February 25, 2011

Alan Chesler
Ehrenberg Chesler Securities, Inc.
7373 Broadway, Suite 108
San Antonio, TX 78209

RE: Filing of the Audit Report for Ehrenberg Chesler Securities, Inc. for the year ended December 31, 2010.

Dear Alan:

Enclosed are ten copies of the Report pursuant to SEC rule 17a-5. **Copies of the Report should be sent certified or registered mail and be received by the following on or before March 1, 2011.**

FINRA/Financial Operations **(ONE COPY)**
9509 Key West Avenue, 5th Floor
Rockville, MD 20850
Attn: Herani Dansamo

Securities and Exchange Commission **(TWO COPIES)**
Division of Market Regulation
450 5th Street, N.W.
Washington, DC 20549

Securities and Exchange Commission **(ONE COPY)**
801 Cherry Street
Suite 1900
Fort Worth, Texas 76102

The report should be signed by a corporate officer and have the signature notarized (on the signature page provided for notarization).

Sincerely,

Britts & Associates, LLP

Britts & Associates, L.L.P.

FINRA
Financial Industry Regulatory Authority

Sent Via Facsimile Regular and Certified Mail #7010 0290 0000 3228 0217

March 7, 2011

Mr. Alan Chesler
CEO, Financial and Operational Principal
Ehrenberg Chesler Securities, Inc.
223 Justin Road
Murphy, TX 75094

RE: Ehrenberg Chesler Securities, Inc. – December 2010 Annual Audit

Dear Mr. Chesler:

This acknowledges receipt of your December 31, 2010 annual filing of audited financial statements made pursuant to U.S. Securities and Exchange Act (SEA) Rule 17a-5(d) (the Rule). The report as submitted appears deficient in that it did not contain the Independent Auditor's report on internal controls.

> Based on the above, your filing does not comply with the requirements of the Rule. Please provide a copy of the Internal Controls Report.

Pursuant to the provisions of FINRA Rule 8210, we request that you send one copy of each item (s) listed above to this office and to the appropriate SEC Regional District Office, and two copies to the SEC Washington, D.C. office. Your submissions must include a new completed Form X-17A-5 Part III Facing Page, a copy of which is enclosed for your convenience.

Please respond to this matter by **Monday, March 21, 2011**.

If you have any questions, please contact the firm's Regulatory Coordinator, Sarah J. Putt, at 972-701-8554.

Sincerely,

Scott H. Maestri

Scott H. Maestri
Associate District Director

/es